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                                                  EXHIBIT 99.1

HARMAN INTERNATIONAL
PRESS RELEASE



January 30, 1997                                     FOR IMMEDIATE RELEASE


HARMAN INTERNATIONAL INDUSTRIES, INC.
REPORTS RECORD SECOND QUARTER AND SIX MONTH RESULTS


Washington, D.C. -- Harman International (HAR:NYSE) today announced that sales for its second quarter ended December 31, 1996, totaled $401.3 million, an increase of $52.7 million (15.1%) over sales in the comparable quarter last year. Exclusive of currency effects, sales rose 17.8%. Net income increased 26.5% to $19.6 million, or $1.05 per share, from prior year net income of $15.5 million, or $.95 per share.

For the first six months, sales were $739.3 million, a 13.9% increase over the same period a year ago. Exclusive of currency effects, sales rose 16.6%. Net income for the six months increased 27.0% to $27.1 million ($1.46 per share) from $21.4 million ($1.31 per share).

Commenting on the results, Dr. Sidney Harman, Chairman and Chief Executive Officer, stated:

"We are pleased with the second quarter results. The Consumer Group, including JBL, Infinity and Harman Kardon, experienced strong sales growth despite softness in the consumer electronics market. Each, we believe, increased market share.


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January 30, 1997
Page 2


"The Professional Group performed well in the quarter. Higher sales at JBL Professional were driven by vigorous cinema installation activity in all major markets. Soundcraft and Lexicon also reported excellent sales growth.

"The OEM Group produced excellent results. Shipments of high fidelity systems to the automakers increased over the prior year, reflecting the addition of new models, including the Toyota Camry, two new Mitsubishi platforms and European production models of the Jeep Grand Cherokee and the Chrysler
Minivan. Audio system shipments for Chrysler's minivan models in the United States and the Dodge Ram Pickup also increased over the prior year. Sales in the quarter and the first half included our first substantial shipment to Compaq for its Presario line. PC sales have softened in the last few months and we are watching this area carefully.

"The Company is producing good results in a generally weak worldwide market for consumer electronics. Our consumer loudspeaker and electronics businesses have performed well. Activity in the sound reinforcement segment of the professional audio market has been vigorous. Business with our partners in the automotive industry has stayed strong. We are monitoring the PC markets carefully. Although markets are difficult and the strong dollar may add to the difficulty, we expect reasonable growth in the second half."


Harman International Industries, Incorporated is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and OEM markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.

Note: Except for historical information contained herein, the matters discussed are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to the effect of economic conditions, product demand, competitive products and other risks detailed in the Company's Securities and Exchange Commission filings.



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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED December 31, 1996 and 1995
(000s omitted except per share amounts)
(UNAUDITED)


                                                        Three Months Ended            Six Months Ended
                                                              December 31,                      December 31,
                                                            1996          1995                  1996          1995
                                                        -----------    -----------           -----------    -----------
Net sales                                         $401,319      348,669            739,322     649,143

Gross profit                                      117,594      107,915            212,388      197,401

Operating expenses                            82,800        77,489            160,085      150,702
                                                        -----------    -----------           -----------    -----------

Operating income                              34,794         30,426              52,303        46,699

Other expenses:
  Interest expense                                 6,736           7,538              12,894        14,475
  Miscellaneous, net                                294              590                   514             865
                                                        -----------    -----------           -----------    -----------

Income before income taxes
  and minority interest                       27,764         22,298               38,895       31,359

Income tax expense                            8,208           6,825                11,770        9,948
Minority interest                                     --                  11                       --              45
                                                        -----------    -----------           -----------    -----------

Net income                                     $ 19,556        15,462               27,125        21,366
                                                        -----------    -----------           -----------    -----------
Net income per common share       $   1.05             0.95                   1.46            1.31
                                                        -----------    -----------           -----------    -----------
Weighted average number of
  common shares outstanding            18,652        16,258               18,642        16,248
                                                        -----------    -----------           -----------    -----------